SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

KGT Investments, LLC
SGT Investments, L.P.
545 E. John Carpenter Freeway, Suite 1400
Irving, TX 75062
Telephone Number: 972-444-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with a copy to)
Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

November 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y403	Page 2 of 14 Pages
1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	□
	(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 568,850
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)
Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 3 of 14 Pages
1.	Names of Reporting Persons. Mahmood Khimji
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	□
	(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 568,850
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)
Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 4 of 14 Pages
1.	Names of Reporting Persons. SGT Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	□
	(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 568,850
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)
Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 5 of 14 Pages
1.	Names of Reporting Persons. SGT Investments GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	□
	(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 568,850
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)
Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 6 of 14 Pages
1.	Names of Reporting Persons. Mehdi Khimji
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	□
	(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 568,850
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 568,850
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 4.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)
Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 7 of 14 Pages
1.	Names of Reporting Persons. Zachary Berger
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	□
	(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 22,800
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 22,800
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)
Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 8 of 14 Pages

1.	Names of Reporting Persons. Yaakov Katzovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	□
	(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 1,450
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 1,450
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)
Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 9 of 14 Pages
1.	Names of Reporting Persons. Richard Russo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	□
	(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 21,044
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 21,044
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)
Based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 13, 2020.

CUSIP No. 20676Y403	Page 10 of 14 Pages

The information in this Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and supplements the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by KGT Investments, LLC, Mr. Mahmood Khimji, Mr. Zachary Berger, Mr. Yaakov Katzovitz and Mr. Richard Russo on November 2, 2020, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Condor Hospitality Trust, Inc. (the “Issuer”), a Maryland corporation.
This First Amendment is filed in connection with the sale of certain shares of Common Stock by KGT  Investments, LLC to SGT Investments, L.P., as further described herein.
Item 2.  Identity and Background
Items 2 is hereby amended and restated in its entirety as follows:
This statement is being jointly filed by the following persons (the “Reporting Persons”):
(i) KGT Investments, LLC (“KGTI”), a Delaware limited liability company, with a principal business address located at 545 E. John Carpenter Freeway, Suite 1400, Irving, TX 75062, is principally involved in the business of investing and managing private investments.
(ii) Mahmood Khimji (“Mr. Mahmood Khimji”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private investments.  Mr. Mahmood Khimji is the sole manager of KGTI.
(iii) SGT Investments, L.P. (“SGTI”), a Delaware limited partnership, with a principal business address located at 545 E. John Carpenter Freeway, Suite 1400, Irving, TX 75062, is principally involved in the business of investing and managing private investments.
(iv) SGT Investments GP, LLC (“SGTI GP”), a Delaware limited liability company, with a principal business address located at 545 E. John Carpenter Freeway, Suite 1400, Irving, TX 75062, is principally involved in being the sole general partner of SGTI.
(v) Mehdi Khimji (“Mr. Mehdi Khimji”), an individual and citizen of Canada, whose principal business address is located at Berkeley Square House, 5th Floor, Suite 3, Berkeley Square, London W1J 6BR, United Kingdom, is principally engaged in the business of investing and managing private investments.  Mr. Mehdi Khimji is the sole manager of SGTI GP.
(vi) Zachary Berger (“Mr. Berger”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private investments.
(vii) Yaakov Katzovitz (“Mr. Katzovitz”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private investments.
(viii) Richard Russo (“Mr. Russo”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private investments.
During the past five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or  final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 20676Y403	Page 11 of 14 Pages
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
On November 11, 2020, KGTI sold 568,850 shares of Common Stock to SGTI for an aggregate amount of $1,453,466.32. The source of funds was internally generated funds of SGTI.
Item 5.

Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows.

(a) and (b)

The information concerning percentages of ownership set forth below is based on 12,009,818 shares of Common Stock of the Issuer outstanding as of August 12, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the SEC on August 13, 2020.

KGTI beneficially owns 568,850 shares of Common Stock, which represents 4.7% of the issued and outstanding shares of Common Stock.

Mr. Mahmood Khimji is the sole manager of KGTI and accordingly beneficially owns the 568,850 shares of Common Stock that are directly owned by KGTI, which represents 4.7% of the issued and outstanding shares of Common Stock.

SGTI beneficially owns 568,850 shares of Common Stock, which represents 4.7% of the issued and outstanding shares of Common Stock.

SGTI GP is the sole general partner of SGTI and accordingly beneficially owns 568,850 shares of Common Stock that are directly owned by SGTI, which represents 4.7% of the issued and outstanding shares of Common Stock.

Mr. Mehdi Khimji is the sole manager of SGTI GP and accordingly beneficially owns the 568,850 shares of Common Stock that are directly owned by SGTI, which represents 4.7% of the issued and outstanding shares of Common Stock.

Mr. Berger beneficially owns 22,800 shares of Common Stock, which represents 0.2% of the issued and outstanding shares of Common Stock.

Mr. Katzovitz beneficially owns 1,450 shares of Common Stock, which represents 0.0% of the issued and outstanding shares of Common Stock.

Mr. Russo beneficially owns 21,044 shares of Common Stock, which represents 0.2% of the issued and outstanding shares of Common Stock.  Mr. Russo’s shares are held jointly with his wife.  Each is deemed to beneficially own the 21,044 shares of Common Stock.  However, Mrs. Russo is not a member of the Reporting Persons’ group.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

CUSIP No. 20676Y403	Page 12 of 14 Pages

(c) Item 5(c) is hereby supplemented as follows: On November 11, 2020, KGTI sold 568,850 shares of Common Stock to SGTI for an aggregate amount of $1,453,466.32 (d) Not applicable. (e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 3: Joint Filing Agreement dated as of November 12, 2020, by and among KGTI, SGTI, SGTI GP and Messrs. Mahmood Khimji, Mehdi Khimji, Berger, Katzovitz and Russo.

CUSIP No. 20676Y403	Page 13 of 14 Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2020	KGT Investments, LLC By:/s/ Mahmood Khimji Mahmood Khimji, Manager

Dated: November 12, 2020	/s/ Mahmood Khimji Mahmood Khimji

Dated: November 12, 2020	SGT Investments, L.P. By:SGT Investments GP, LLC, as general partner By:/s/ Mehdi Khimji Mehdi Khimji, Manager

Dated: November 12, 2020	SGT Investments GP, LLC By:/s/ Mehdi Khimji Mehdi Khimji, Manager

Dated: November 12, 2020	/s/ Mehdi Khimji Mehdi Khimji

Dated: November 12, 2020	/s/ Zachary Berger Zachary Berger

Dated: November 12, 2020	/s/ Yaakov Katzovitz Yaakov Katzovitz

Dated: November 12, 2020	/s/ Richard Russo Richard Russo

CUSIP No. 20676Y403	Page 14 of 14 Pages
Exhibit Index

Exhibit 3	Joint Filing Agreement dated as of November 12, 2020, by and among KGTI, SGTI, SGTI GP and Messrs. Mahmood Khimji, Mehdi Khimji, Berger, Katzovitz and Russo.